SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

AYTU BIOPHARMA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

054754858

(CUSIP NUMBER)

Taki Vasilakis

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 308-4440

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 26, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 054754858	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 271,595
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 271,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 054754858	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 271,595
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 271,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 054754858	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 271,595
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 271,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 054754858	13D

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the “Reporting Persons”), relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of Aytu BioPharma, Inc. a Delaware corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by Nantahala through the accounts of certain private funds and managed accounts (collectively, the “Nantahala Investors”). Nantahala serves as the investment adviser to the Nantahala Investors and may direct the vote and dispose of the 271,595 shares of Common Stock held by the Nantahala Investors. As the principals of Nantahala, Mr. Harkey and Mr. Mack may direct the vote and disposition of the 271,595 shares of Common Stock held by the Nantahala Investors.

Item 1.	Security and Issuer

Securities acquired: Common Stock, par value $0.0001 per share (the “Common Stock”).

Issuer:	Aytu BioPharma, Inc.

373 Inverness Parkway, Suite 206

Englewood, Colorado 80112

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by Nantahala, Mr. Harkey and Mr. Mack. Because Nantahala is the investment adviser to the Nantahala Investors and Mr. Harkey and Mr. Mack are the principals and managing members of Nantahala, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Nantahala Investors. The Reporting Persons are filing this Schedule 13D jointly, solely pursuant to Rule 13d-1(k)(1), and expressly disclaim that they form any “group” under Section 13(d)(3) of the Act. In addition, Qianqian Zhong is the Chief Financial Officer and Taki Vasilakis is the Chief Compliance Officer (each of Ms. Zhong and Mr. Vasilakis, an “Other Officer” and collectively, the “Other Officers”) of Nantahala.

(b) The principal place of business for each of the Reporting Persons and the Other Officers is 130 Main Street 2nd Floor, New Canaan, CT 06840.

(c) The principal occupation of Mr. Harkey is serving as a principal of Nantahala. The principal occupation of Mr. Mack is serving as a principal of Nantahala. The principal business of Nantahala is acting as the investment adviser to the Nantahala Investors. The principal occupations of the Other Officers are the Nantahala positions set forth above.

(d) During the last five years, none of the Reporting Persons or Other Officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Other Officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Nantahala is organized under the laws of the State of Massachusetts. Mr. Harkey is a citizen of the United States of America. Mr. Mack is a citizen of the United States of America. Ms. Zhong is a citizen of China. Mr. Vasilakis is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

Nantahala acquired the shares of Common Stock for the Nantahala Investors in January 2023 using the Nantahala Investors’ cash on hand. The shares of Common Stock are held in a margin accounts with an unaffiliated brokerage firm.

Item 4.	Purpose of the Transaction

Nantahala originally purchased shares of Common Stock for the Nantahala Investors in January 2023 based on the Reporting Persons’ belief that the Common Stock was undervalued and represented an attractive investment opportunity.

Subsequently, at the invitation of the Issuer’s management and board, the Reporting Persons have been invited to participate in discussions regarding means to preserve and enhance shareholder value. At the request of the Issuer, the Reporting Persons expect to participate in discussions with the Issuer’s management and board and their advisers, either singly or together with other shareholders and interested parties, regarding the Issuer’s business, governance, financial condition, operations, prospects, expected results, and strategic alternatives. Among other topics, those discussions are expected to address, without limitation, the issuer’s near-term capitalization needs, including the role of the Reporting Persons and others in potential Issuer financing transactions, and may further address potential extraordinary corporate transactions, dispositions of some or all of the Issuer’s assets, transitions within the board or management, changes in the Issuer’s capitalization, and the Issuer’s continuation as a public company and maintenance of its stock exchange listing.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, purchasing additional Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)      The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 3,780,179 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023.

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to beneficially own the 271,595 shares of Common Stock held by the Nantahala Investors, representing approximately 7.2% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may also be deemed to beneficially own the 271,595 shares of Common Stock beneficially owned by the Nantahala Investors, representing approximately 7.2% of the issued and outstanding shares of Common Stock of the Issuer.

(b)       Nantahala, Mr. Harkey and Mr. Mack have the shared power to vote and dispose of the Common Stock reported in this Schedule 13D.

(c)       There have been no transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons or the Other Officers.

(d)       The Nantahala Investors hold the shares of Common Stock reported herein. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships among the Reporting Persons or Other Officers, or between any of the Reporting Persons or Other Officers and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement, dated May 26, 2023.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2023

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack